LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521
January 13, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:               LJM Energy Corp.
Registration Statement on Form S-1
File No. 333-169014

Dear Mr. Brown:

LJM Energy Corp. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 3:00 P.M., Eastern Time, January 18, 2011, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on August 23, 2010, and the subsequent amendment No. 6 filed on December 28, 2010.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LJM Energy Corp.

By:           /s/ Joel Felix
         Joel Felix
Its:           President